Exhibit 11.1

EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three and Six Months Ended June 30, 2003 and 2002
(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Net Income	$109,555	$53,407	$203,922	$114,468

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	54,096,163	51,300,748	52,505,089	49,713,054
Effect of dilutive shares:
Options outstanding	978,079	865,975	798,367	910,477
Options exercised	16,147	9,848	10,373	8,110
Options cancelled	160	25	616	1,149

Average share outstanding
- diluted	55,090,549	52,176,596	53,314,445	50,632,790
Net Income per common share:
Basic	$2.03	$1.04	$3.88	$2.30
Diluted	$1.99	$1.02	$3.82	$2.26